Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2011

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$46,870,319

Add:
Interest on indebtedness (excluding capitalized interest)	110,466,338
Amortization of debt related expenses	4,523,304
Portion of rents representative of the interest factor	4,289,396
166,149,357

Distributed income from equity investees	57,134,176

Pretax earnings from continuing operations, as adjusted	$223,283,533

Fixed charges -
Interest on indebtedness (including capitalized interest)	$115,617,409
Amortization of debt related expenses	2,313,442
Portion of rents representative of the interest factor	4,289,396

Fixed charges	$122,220,247

Ratio of earnings to fixed charges	1.83